ALMERE, The Netherlands
July 2, 2013

ASM INTERNATIONAL N.V. TO HOST ANALYST AND INVESTOR TECHNOLOGY SEMINAR

ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced that it will host an analyst and investor technology briefing on Wednesday, July 10, 2013 at 8:00 – 9:30 a.m. (PDT) in San Francisco, USA, coinciding with SEMICON West 2013. The presentation will be held in Room 111, Lower North Hall, Moscone Center.

In this technology seminar Han Westendorp, Vice President Corporate Marketing Front-end, will present “New materials as an enabler for advanced chip manufacturing”. The presentation will highlight ASM’s ALD (Atomic Layer Deposition) Technology platform, including thermal ALD for FinFET gate stacks, and various applications of Plasma Enhanced ALD as an enabler for low temperature processing.

Interested parties should reply to maryjo.dieckhaus@asm.com

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Mary Jo Dieckhaus
+1 212 986 2900
Maryjo.dieckhaus@asm.com

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